Exhibit c(2)
Valuation Report of Donnelly Penman & Partners dated June 29, 2005
July 27, 2005
Confidential
Valuation Presentation to the Board of Directors
Shopsmith, Inc.

Shopsmith, Inc.

      Shopsmith, Inc.
     Presentation to the Board of Directors

Section 1: Valuation Opinion Letter

Valuation Letter
July 27, 2005
Board of Directors
Shopsmith, Inc.
6530 Poe Avenue
Dayton, OH 45414
Attn: Robert L. Folkerth
Dear Board of Directors:
Donnelly Penman & Partners (“DP&P”) has been asked to render our thoughts as to the fair market per share value of the common equity (“Valuation”) of Shopsmith, Inc. (“Shopsmith” or the “Company”) as of July 1, 2005. It is our understanding that the purpose of this valuation is to ascertain and make a determination of the marketable equity value of Shopsmith, for purposes of evaluation of a reverse stock split or similar “going-private” transaction. In estimating this value, DP&P assumes the Company’s operations to be ongoing and achieving operating results consistent with the forecasted financial statements referred to throughout the document. DP&P defines the term “marketable” as the full value demonstrated or implied by our analysis with no discounts for marketability, which is common when evaluating private or thinly traded public companies.
The results contained within this Valuation are based upon information provided by the management of the Company, as well as certain independently obtained industry information. DP&P was supplied with the audited financial statements and annual reports of the Company for the fiscal years ended April 1998 through 2004 and the reviewed internal financial statements through July 1, 2005. DP&P did not make an independent examination of these statements. DP&P analyzed these historical results and received guidance from Company management with respect to future revenue growth, Earnings Before Interest, Taxes and Depreciation and Amortization (“EBITDA”) levels, required capital expenditures and working capital management. Finally, DP&P held discussions with Company management regarding the business and industry in which Shopsmith competes.
In conducting our analysis to form our conclusion, the principal sources of information used included, but were not limited to:
1.	Company SEC filings including, but not limited to the 10-K for the years ended April 5, 2003, April 3, 2004 and April 2, 2005;

2.	Internal financial statements for fiscal years 2001 through 2005 and interim financial results for the months of April, May, and June, 2005 ;

3.	On-site interviews with senior company management to discuss the business, industry, historical results and future prospects of the Company;

4.	Analyses of historical capital expenditure requirements and working capital cycle information for historical periods;
17160 Kercheval Avenue • Grosse Pointe, MI 48230-1661
313-446-9900 • Fax 313-446-9955 • www.donnellypenman.com
Member NASD/SIPC

Shopsmith, Inc.
July 27, 2005

5.	The Company’s financial budget for the 2006 fiscal year (ending April 2006) and evaluation of year-to-date performance relative to the budget;

6.	The Company’s five year projections ended April 2010;

7.	Various detailed internal financial schedules provided by management to support historical financial information;

8.	Publicly-held company information on competitors and the industry from SEC filings, Capital IQ, and other databases and public sources; and

9.	Other Company data DP&P deemed relevant.
QUALIFICATIONS
DP&P has been in operation since September 2000. DP&P is a licensed broker dealer with the NASD, a member of the SIPC and operates as an investment bank. DP&P and its principals, during their tenures with DP&P or other full service investment banking firms, have conducted numerous valuations for going-private transactions, tender offers, mergers and acquisitions, initial public equity offerings, minority shareholders, employee stock ownership plans, and for federal and state gift tax and estate tax valuations. DP&P has on staff 9 investment bankers who have a collective 85+ years of experience and individually hold:
➢	9 Bachelor degrees in business (B.B.A.);

➢	6 Master of Business Administration (M.B.A.) degrees;

➢	1 Juris Doctor (J.D.);

➢	1 Certified Public Accountant (CPA) designation;

➢	1 Chartered Financial Analyst (CFA) designation; and

➢	1 Level III Charted Financial Analyst (CFA) candidate.
THE COMPANY & OPERATIONS
Shopsmith, an Ohio corporation organized in 1972, is engaged in the production and marketing of power woodworking tools designed primarily for the home workshop. The principal line of power tools marketed under the name “Shopsmith,” a registered trademark, dates back to 1946 and was purchased by the Company in 1972.
The line is built around the Shopsmith MARK V, a multi-purpose tool, and includes separate function special purpose tools that may be mounted on the MARK V or used independently. The Company distributes these tools directly to consumers through demonstration programs (at which sales representatives solicit orders), telephone sales solicitation, Internet and mail order. During the fiscal year ended April 2, 2005, Shopsmith branded products accounted for substantially all of the Company’s net sales. The Company manufactures a substantial majority of its products sold (as measured by sales dollar volume).
The Shopsmith MARK V is a compact power woodworking tool which performs the functions of five separate tools: a table saw, a wood lathe, a disc sander, a horizontal boring machine, and a vertical drill press. The engineering of the MARK V is such that special purpose tools may be mounted on and powered by the MARK V. The special purpose tools, a jointer, a beltsander, a bandsaw, a planer, a scroll saw, and a strip sander, may also be operated as free standing tools with a stand and power system.

Shopsmith, Inc.
July 27, 2005

Other products include MARK V accessories such as a lathe duplicator, which allows a woodworker to duplicate original turnings and a dust collector that, when used with the appropriate fixtures for the MARK V and other Shopsmith products, provides for virtually dust- free woodworking.
The Company also offers a line of accessories to its power tool line. These accessories, only a few of which are manufactured by the Company, include casters, custom saw blades, and molding attachments. Shopsmith accessories are sold directly to the consumer through the same marketing channels used for the Shopsmith power tool line.
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)
GAAP are rules prescribed by the accounting profession to provide uniform recording of a particular company’s operating performance. These rules produce deceptively precise figures. In practice, the results produced by utilizing GAAP are not necessarily the most useful ones for analysts, investors or managers. In many instances, accounting earnings can seriously misrepresent economic and business reality. Thus, accounting numbers become the beginning not the end of a business valuation.
The majority of adjustments to bring reported accounting results and economic earnings together relate to purchase accounting adjustments, accounting treatment of working capital increments, capital expenditure policy, depreciation methods and inventory costing methods. Our goal at the end of this exercise is to derive a figure from accounting results that approximates the free cash flow generated by the business. Increases in receivables and inventory, while necessary in a growing business, do not necessarily produce economic earnings in that business. Likewise, a business that is constantly required to make capital expenditures to hold its competitive position and unit volume can show considerably more accounting earnings than are there in economic reality.
Finally, DP&P feels it is necessary to view both accounting earnings and economic earnings over a time frame greater than one year. Our usual focus is to analyze results over a three-year time frame. In doing so, DP&P are able to spot trends and eliminate results reported because of unevenly timed reporting deadlines.
VALUATION METHODOLOGY
A number of appraisal methods and variations have been developed by valuation experts over the years. These approaches consider quantitative (financial and accounting statistics), and qualitative (ability of management, supplier relationships, customer products acceptance, etc.), factors to arrive at an overall valuation.
Certain considerations must be taken into account in a valuation regardless of which individual or combination of methodologies is eventually utilized. They are:
1.	Restrictive agreements or lack of marketability factors, if any, which may inhibit the transfer of a company’s common stock. A further consideration is whether the shares being valued indicate a controlling or minority interest in the business. Valuation studies support that at the shareholder level, minority interest shares are generally less valuable than controlling interest positions. DP&P will typically utilize either a marketability or minority discount, or combination thereof, to value a minority share of a relatively illiquid company on a comparable basis. No such discounts have been applied to Shopsmith’s common stock in

Shopsmith, Inc.
July 27, 2005

this valuation. If such a discount were applied, it would result in valuation that would be significantly lower than the value assigned in the following analyses.

2.	Analysis of an established market price or other sales of the stock being valued. Prices determined in a free and open market are sometimes the best indications of value.

3.	Review of generally accepted approaches to valuation including Net Book Value; Present Value of Discounted (Estimated) Future Cash Flows; Comparable Company; Liquidation Analysis; and Comparable Acquisition. It should be stressed that none of these valuation tools is inherently better than the others, each method is used in different circumstances, and the synthesis of all selected methods will determine the valuation estimate. Estimates of values of business enterprises or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or their securities actually may be sold. Accordingly, actual results could vary significantly from those assumed in the financial forecasts and related analyses. The analyses performed by DP&P were assigned a weighting based on DP&P’s opinion of their relevance and significance with regard to the specific characteristics of Shopsmith.

4.	With respect to the comparable company analysis and comparable merger transaction analysis summarized on the following pages, no company utilized as a comparison is identical to Shopsmith, and such analyses necessarily involves complex considerations and judgments concerning the differences in financial and operating characteristics of the financial institutions and other factors that could affect the acquisition or public trading values of the businesses concerned.

5.	The forecasted financial information contained in or underlying DP&P’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such forecasts and estimates. The forecasts and estimates were based on numerous variables and assumptions that are inherently uncertain, including without limitation factors related to general economic and competitive conditions. In that regard, DP&P believes that the financial forecasts have been prepared based on detailed reviews of historical performance and detailed discussions with management and reflect a reasonable estimates and assumptions based on currently available information.
PRESENT VALUE OF DISCOUNTED CASH FLOWS (“DCF”)
The DCF approach suggests that a potential investor will pay a price for a security which yields a targeted minimum rate of return on invested capital (both to suppliers of debt and equity). Using this targeted rate of return as a discount factor, the present value of a stream of estimated future cash flows for a given number of years can be computed by discounting each year’s estimated cash flows to the present time. Other factors considered include the expected cyclicality or unpredictability (if any) of a company’s earnings and cash flow.
To state the premise another way, DCF valuation implies that the investor purchases a time series of free cash flows that are generated by the assets purchased. DCF does not value the total cash flow of the business. Rather, it values only the Free Cash Flow to debt and equity holders. In doing so, this analysis separates and ascribes value only to the cash flows that can be taken out of the business. Cash that is generated but used to sustain the business (such as increases in working capital and capital expenditures) is not included in the Free Cash Flow. Cash flow that must be retained in the business creates no

Shopsmith, Inc.
July 27, 2005

incremental value to the investor. As noted, DCF valuation uses a discount rate that reflects the firm’s weighted cost of capital or the price it must pay to suppliers of both debt and equity. Accordingly, Free Cash Flow that is discounted is developed independent of financing costs.
DP&P has prepared an estimate of projected future cash flows for Shopsmith for the fiscal years ending April 1, 2006 through 2010. These estimates were derived from five year projections provided and deemed reasonable by Shopsmith’s management. In preparing these estimates, DP&P analyzed historical financial results and held discussions with the Company’s management regarding the Company’s business strategy, customers and markets, operating structure, cost structure, and capital requirements.
Terminal Value
DCF valuation is composed of two values: a forecast of free cash flows for a discrete period and a terminal value that is a surrogate for the present value of the discounted cash flows that are expected to occur in the years after the end of the forecast period.
Terminal value at the end of the period of cash flow forecasts may be arrived at in different ways, such as estimating book value, using a capitalization rate on Free Cash Flow, applying a price/earnings multiple to forecasted earnings or employing a cash flow multiple. We feel using an EBITDA multiple is an appropriate methodology to utilize. In essence, this technique multiplies the EBITDA in the last year of forecast by a multiplier that attempts to estimate the value of the business in that year. We have utilized a takeout multiple of 7.81x EBITDA, which is the median acquisition multiple paid for a group of comparably sized transactions detailed later in this analysis (See Comparable Transaction Analysis).
Cost of Capital (Discount Rate)
The investor is paying today for access to the future cash flows generated by the assets; therefore, these cash flows must be discounted to the present. The proper discount rate can be estimated by calculating the weighted average cost of capital. In essence, the discount rate attempts to approximate the rate of return the suppliers of capital (debt and equity) will expect to earn. In estimating this rate, DP&P has utilized a capital structure that is consistent with companies comparable to Shopsmith and DP&P believes is reasonable for Shopsmith.
DP&P estimated the cost of equity based on the Ibottson Associates weighted cost of capital build up method plus a Company specific risk premium [(.8 Beta)(4.47 % riskless rate + 7.2% equity risk premium + 9.9% size premium)1 + 5.0% Company risk premium]. DP&P believes a Company specific risk premium is warranted, partially due to the following two items:
1.	The size premium of 9.9% is for companies with market capitalization ranging between $0.5 million to $64.8 million. At July 25, 2005, Shopsmith’s market capitalization was approximately $0.7 million – the lower end of this range implying a higher than the average size premium.

2.	Shopsmith has substantial dependence on a single marketing relationship. A change in the Company’s agreement with this partner or the sales techniques employed at the partner’s locations could have a material adverse affect on Shopsmith’s business. Due to these factors, DP&P believes that a company specific risk premium of 5.0% should be applied to cost of equity for Shopsmith.
These factors resulted in a weighted average cost of capital for Shopsmith of approximately 18.04%. DP&P has used an 18.0% discount rate in the Present Value of Discounted Cash Flows Analysis.

[1] Ibbotson Associates 2005 Yearbook – Valuation Edition

Shopsmith, Inc.
July 27, 2005

Utilizing the DCF method as discussed above, DP&P concluded that the value of Shopsmith’s common stock based on the DCF technique was $73,334 or $0.03 per share.
NET BOOK VALUE
The net book value or net equity method implies that a company is worth its accumulated retained earnings, or deficit, plus its original capitalization. Net book value is primarily an amount arrived at over a company’s existence which reflects accounting history expressed in unadjusted dollars. Net book value is an accounting concept that generally reflects the assets of the business at historical costs (less accumulated depreciation or amortization) and liabilities at amounts owed. Used as a valuation methodology, the net book value does not give consideration to the future cash flows that will be generated by the business.
DP&P has reviewed the book value of the Company’s assets in limited detail. DP&P found net book value to be $1,069,901 or $.41 per share as of July 1, 2005.
LIQUIDATION ANALYSIS
The liquidation value of a company is the collective value of its individual assets, valued as if the company will not continue to carry on business. There are generally two types of liquidation value, depending on the time available for the liquidation process:
•	Orderly Liquidation Value. This assumes that the enterprise can afford to sell its assets to the highest bidder. This indication of value assumes an orderly sale process. It assumes that the seller can take a reasonable amount of time to sell each asset and garner the highest price reasonably available.

•	Forced Liquidation Value. This assumes that the enterprise must sell all its assets at or near the same time, to one or more purchasers. The assumption is that the typical purchaser for the assets is a dealer who specializes in the liquidation of the entire assets of a company.
For obvious reasons, the Forced Liquidation Value will always be lower than the Orderly Liquidation Value. Depending on the enterprise and the nature of its assets, the difference between the two values can be dramatic. Both of these analyses have two primary assumptions that must be made: The market value of the Company’s assets and the cost to liquidate these assets over a specified period of time.
DP&P cannot reasonably estimate the value of certain assets on Shopsmith’s balance sheet such as land and equipment, the former of which could carry a market value which significantly exceeds its book value. Thus DP&P has relied upon appraisals and estimates prepared by third party appraisal firms to determine the value of the real estate and machinery and equipment. Real estate and machinery appraisals are dated April 12, 2004 and August 28, 2001, respectively. DP&P acknowledges that the value of the appraised assets may have changed significantly since the time of appraisal. Specifically with regard to machinery and equipment, the time since the appraisal is important and there is no guarantee that the equipment appraised has not already been disposed. DP&P has made additional assumptions regarding the value and recovery rates of certain assets. While these assumptions are believed to be reasonable, DP&P makes no representation regarding the actual value that could be achievable in the event of an orderly or forced liquidation. Liquidation value assumptions have been discussed with and deemed reasonable by Shopsmith’s management. DP&P can also not accurately forecast the cost of liquidation or the time frame necessary for liquidation. Based on the asset appraisals provided, the Company’s current balance sheet and the assumptions made by DP&P, it is calculated that the Orderly Liquidation Value realized by Shopsmith would be less than the book value of the Company.

Shopsmith, Inc.
July 27, 2005

The Forced Liquidation Value, as indicated above, would further reduce the value of the Company due to the shortened time frame to liquidate the assets. DP&P does not consider the liquidation of Shopsmith to be a likely scenario in the immediate future, however, DP&P has undertaken an analysis due to the relatively low value of the Company’s assets and future cash flows in relation to the Company’s debt.
Given the assumptions described above and the balance sheet as of July 1, 2005, DP&P has calculated that proceeds available to common shareholders post-liquidation would be $.13 per share.
RECENT TRADING ANALYSIS
DP&P analyzed the quoted trades listed on the OTC Bulletin Board for Shopsmith (OTCBB: SHPS) for varying historical periods. DP&P utilized the closing price as of July 18, 2005 and analyzed historical pricing using a simple average of the closing stock price quoted for a period of 30 and 90 trading days and a 1-year calendar period. Only days in which the security actually traded were counted in the simple average. The closing price as of July 18, 2005 was $.25, with no volume for the day. For the past 30 trading days, as of July 18, 2005, the historical average price was $.25 with a cumulative period volume of 15,919 compiled over 7 distinct trading days only. For the past 90 trading days, as of July 18, 2005, the historical average price was $.26 with a cumulative period volume of 51,161 compiled over 22 distinct trading days only. For the past calendar year, as of July 18, 2005, the historical average price was $.27 with a cumulative period volume of 206,101 compiled over 66 distinct trading days only. It should be noted that volume may reflect “double counting” due to both the buy and sell side of a transaction being counted. In addition, the prices and volumes displayed are from the trading information provided by CapitalIQ, a third party data provider, and may not reflect all transactions that occurred over the aforementioned time period.
Utilizing the calculations discussed above, DP&P concluded that the relevant average trading values for Shopsmith range from $.25 to $.27 per share.
COMPARABLE COMPANY ANALYSIS
This approach assumes that a degree of comparability exists between the Company and other similar companies for which a value has been established over an adequate time horizon in an active and free trading market. Once similarity is established, the relationship to market value is often expressed as a ratio to EBITDA, EBIT or to Revenues. These ratios, then, may be modified to reflect special conditions, risks, or opportunities that are unique to the Company.
There are obvious problems in identifying publicly traded firms whose total business parallels the Company’s. Generally, the Company’s type of product is not identically represented in the operations of the companies to which it is being compared. DP&P has chosen a comparable group of companies believed to focus on the manufacturing or distribution of power tools or companies that have similar type of products that are distributed to similar customers as those serviced by Shopsmith. Specifically, DP&P has identified comparable companies which manufacture power tools for consumers or specialty woodworking equipment.
The publicly traded companies identified are significantly larger than Shopsmith, in terms of both revenue and assets, and do not necessarily operate under the same business model as Shopsmith.

Shopsmith, Inc.
July 27, 2005

Market Comparison Analysis
The valuation of a publicly traded company is normally expressed as a function of its P/E ratio. DP&P believes that the public market provides objective evidence as to value. However, DP&P viewing a company’s public valuation as a function of Business Enterprise Value as a ratio to EBITDA, EBIT and Revenues provides improved comparability.
On this basis, the comparable company group is trading at median value of approximately 1.41x LTM Revenue, 9.90x LTM EBITDA and 12.76x LTM EBIT. Typically, these median values can be applied to the subject company’s LTM financial figures to derive an implied value. In the case of Shopsmith, the only multiple that would generate a positive value is the Revenue multiple due to negative LTM EBIT and EBITDA results for Shopsmith. DP&P has displayed the value derived from the Revenue multiple in the Valuation Summary (see Tab 2 of the complete valuation report), however, has not given this value any weight in the overall valuation conclusion. DP&P believes that the implied value for Shopsmith as derived from the Revenue multiple is not meaningful due to the current negative EBIT and EBITDA margins. Stated differently, the Revenue multiple is only believed to derive a reasonable value if the profitability measures of the subject company align closely with those of the comparable companies selected, which is not the case with Shopsmith.
Given the methodology discussed above, the implied value per share for Shopsmith was $6.32 based on the median revenue multiple from a comparable company group. For the reasons indicated above, DP&P has not given this implied valuation any weighting in DP&P’s overall valuation conclusion.
COMPARABLE ACQUISITION ANALYSIS
The comparable acquisition approach seeks to estimate the price at which a company would “trade in the market for corporate control.” The first step in this approach is to determine a sample of comparable companies that have been involved in a merger or acquisition. From a comparability standpoint, DP&P looked at the following aspects of a company: industry, size and business model. Due to the lack of any transactions reporting valuation multiples in industries directly comparable with Shopsmith, DP&P utilized a broader approach to identify transactions in similar industries and of similar size. DP&P identified 65 transactions which reported transaction multiples through Mergerstat, a third party data provider utilized by DP&P. These transactions represented announced or closed deals which have been announced since January 1, 2000 in which the target participated in the consumer household durables, capital goods or leisure equipment and products industries and enterprise value implied by the transaction was less that $25 million.
Similar to the comparable company approach, DP&P evaluated the total consideration (business value) in relation to its last twelve months Revenue, EBIT and EBITDA. On this basis, the comparable acquisition group had announced transaction multiples at a median value of approximately .82x LTM Revenue, 7.81x LTM EBITDA and 10.37x LTM EBIT. Typically, these median values can be applied to the subject company’s LTM financial figures to derive an implied value. In the case of Shopsmith, the only multiple that would generate a positive value is the Revenue multiple due to negative LTM EBIT and EBITDA results. DP&P has displayed the value derived from the Revenue multiple in the Valuation Summary (see Tab 2 of the complete valuation report), however, has not given this value any weight in the overall valuation conclusion. DP&P believes that the implied value for Shopsmith as derived from the Revenue multiple is not meaningful due to the current negative EBIT and EBITDA margins. Stated differently, the Revenue multiple is only believed to derive a reasonable value if the profitability

Shopsmith, Inc.
July 27, 2005

measures of the subject company align closely with those of the target companies in the transactions selected, which is not the case with Shopsmith.
Given the methodology discussed above, the implied value per share for Shopsmith was $3.30 based on the median revenue multiple from a group of comparable acquisitions. For the reasons indicated above, DP&P has not given this implied valuation any weighting in DP&P’s overall valuation conclusion.
Transactions occur in the public market almost daily at prices significantly above current secondary trading levels. The premium paid over the market trading level of the stock of a company is, in fact, a derived figure rather than an analytical tool. When the various valuation methods outlined previously justify a price over current trading prices, then a premium price is paid. The price paid rests on the conclusion of the analysis. To some degree, the prices paid are a result of the amount of competition among buyers for quality businesses and to a greater degree they reflect the economic benefits of all the synergies that a buyer may bring to a seller in a corporate combination. DP&P examined, within the group of 65 transactions previously defined, the 1-day acquisition premium paid for publicly traded targets. DP&P found the median 1-day premium to be 30.08% above the trading price of the target company 1 day prior to the announcement of the acquisition. DP&P applied this multiple to Shopsmith trading value of $.25 per share as of July 18, 2005 to calculate an implied value of $.33 per share.
VALUATION SUMMARY
There are numerous business valuation methodologies, a number of which DP&P has applied to Shopsmith. Each of these methodologies utilizes judgment and assumptions and generates a range of values. Furthermore, DP&P assigned weightings to the various methodologies based on its assessment of the relevance of each methodology.
Our Valuation is directed to the Board of Directors of the Company and does not constitute a recommendation to the Board of Directors of the Company or the Company’s existing holders of Common Stock. This Valuation has been prepared for the confidential use of the Board of Directors and senior management of the Company and may not be reproduced, summarized, described or referred to or given to any other person without DP&P’s prior written consent. Our Valuation is limited solely to the value of the Company’s common stock as of July 1, 2005 given the relevant market and company specific information available at the present time.
DP&P will typically utilize either a marketability or minority discount, or combination thereof, to value a minority share of a relatively illiquid company on a comparable basis. No such discounts have been applied to Shopsmith’s common stock in this valuation. If such a discount were applied, it would result in valuation that would be significantly lower than the value assigned below.

2 See Judson P. Reis, “The Fine Art of Valuation”, Mergers & Acquisition Handbook

Shopsmith, Inc.
July 27, 2005

On the basis of, and subject to, the foregoing, our valuation conclusion is that, as of July 1, 2005, the fair market value of the Company’s common stock is $.18 per share.
Sincerely,
DONNELLY PENMAN & PARTNERS

      Shopsmith, Inc.
     Presentation to the Board of Directors

Section 2: Valuation Summary

Shopsmith, Inc.
Valuation Summary

	Value
	Conclusion	Valuation Technique:
		Mgt.	Net Book	Liquidation				Comparable Company Implied			Comparable Acquisition
		Projections	Value	Analysis	Recent Trading			Value per Share			Implied Value per Share
				Liquidation	30 Day	90 Day	1 Year
			Book Value	Value Per	Trading	Trading	Trading				1 Day
		DCF	per Share	Share	Avg.	Avg.	Avg.	Revenue	EBITDA	EBIT	Premium	Revenue	EBITDA	EBIT
Value Indication per Share:	$0.18	$0.03	$0.41	$0.13	$0.25	$0.26	$0.27	$6.32	NM	NM	$0.33	$3.30	NM	NM
Weight	100.0%	40.0%	10.0%	10.0%	10.0%	10.0%	10.0%	0.0%	0.0%	0.0%	10.0%	0.0%	0.0%	0.0%

Premium/Discount to Current Trading Price ($.25 - 7/18/2005)	-28.0%

     Shopsmith, Inc.
     Presentation to the Board of Directors

Section 3: Discounted Cash Flow Analysis

Shopsmith, Inc.
Discounted Cash Flow Analysis
Valuation Date: July 1, 2005

				Projected (3)
				For the years ending April 1,
				(in thousands of $'s)
		2006	2007	2008	2009	2010	Exit @ Year End
Net Sales		$11,922	$13,036	$13,614	$14,277	$14,631	$14,631
Net Revenue Growth %		-10.8%	9.3%	4.4%	4.9%	2.5%

EBITDA		53	282	374	461	469	469
EBITDA as a % of Net Revenue		0.4%	2.2%	2.7%	3.2%	3.2%

Depreciation		160	160	160	160	160

EBIT		(107)	122	214	301	309

Cash Income Taxes @ 40%		—	49	85	120	124

Net Income		($107)	$73	$128	$181	$186

Adjustments:
Plus: Depreciation and Amortization		160	160	160	160	160
Less: Capital Expenditures		(80)	(80)	(80)	(80)	(80)
Less: Increase in Required Working Capital		735	(162)	(84)	(97)	(51)

Debt Free Cash Flow		707	(9)	124	164	214

Less: Debt Free Cash Flow Through July 1, 2005		(413)

Weighted Cost of Capital [2]	18.0%	0.9398	0.8131	0.6891	0.5840	0.4949

Present Value of Cash Flows to Equity Holders		$277	($8)	$86	$96	$106

Total Present Value of Cash Flows (Years 1 to 5)	$556	EBITDA Exit Multiple [1]	7.81	x

Plus: Residual Cash Flow	1,670

Enterprise Value	$2,226	Exit Cash Flow	3,666

Less: Net Debt as of 6/30/2005	(2,153)	Present Value Factor	0.4556

Equity Value (Marketable)	$73	Present Value of Exit Cash Flow	$1,670

Shares Outstanding	2,605,233

Equity Value per Share	$0.03

Footnotes:

[1]	Based on the median multiple derived from comparable company transactions

[2]	Based on build up method using Ibbotson’s 2005 Yearbook and industry average beta and capital structure

[3]	Based on management estimates. These estimates have not been compiled, reviewed or examined by DP&P.

Shopsmith, Inc.
Discounted Cash Flow Method
Weighted Average Cost of Capital — Capital Asset Pricing Model

Assumptions:
Risk-free Rate	Rf	=	(1)	4.47%
Equity Risk Premium	Rm-Rf	=	(2)	7.17%
Size Premium	SP	=	(3)	9.90%
Beta	B	=	(4)	0.80
Subject Company Adjustment	SCA	=	(5)	5.00%
PreTax Cost of Debt	i	=	(6)	8.25%
Effective Tax Rate	t	=	(7)	39.00%
Debt as a % of Total Capitalization	% Debt	=	(8)	35.20%
Equity as a % of Total Capitalization	% Equity	=	(8)	64.80%

Equity (Ke)
	Ke	=	Rf + B		x	( Rm -Rf ) + SP+		SCA
	25.11%	=	4.47% + 0.8		x	( 7.17% ) + 9.90% +		5.00%
Debt (Kd)
	Kd	=	( 1 - t	)		i
	5.03%	=	( 1 - 39.00%	)		8.25%
WACC
	WACC	=	( % Equity x Ke )		+	( % Debt x Kd )
		=	( 64.80% x 25.11%	)	+	( 35.20% x 5.03%	)
	18.04%	=	( 16.27%	)	+	( 1.77%	)
	18%		Rounded

Footnotes:

(1) Yield on 20-Year Treasury Bonds at July 25, 2005, obtained from Federal Reserve Statistical Release.

(2) Information obtained from Ibbotson Associates 2005 yearbook based on the S&P 500.

(3) Information obtained from Stocks, Bonds, Bills and Inflation 2005 Yearbook by Ibbotson Associates based on the 10b decile.

(4) Comparable companies’ levered betas (obtained from Capital IQ) unlevered based on the following formula: Unlevered beta = Levered Beta / (1 + (1-t) * (Debt/Equity))

(5) Subject Company Adjustment based on recent unprofitable performance of the company and dependance on single marketing relationship.

(6) Based on Bank Prime rate plus 2% obtained from Federal Reserve Statistical Release dated July 25, 2005.

(7) Based on the estimated effective tax rate.

(8) Based on the industry capital structure.

Shopsmith, Inc.
Presentation to the Board of Directors

Section 4: Liquidation Analysis

Shopsmith, Inc.
Liquidation Analysis

Balance Sheet Distribution	July 1, 2005	Liquidation Value	Notes
Assets
Cash	$1,099	$1,099
Accounts Receivable, Net	541,948	433,558	80% of net assumed collectible
Inventory	2,089,145	1,505,000	($1.0mm FG/$1.1mm WIP/RM — 90% on FG and 55% on WIP/RM)
Prepaid Expenses	297,756	—	No value

Total current assets	$2,929,948

Land & Real Estate	3,157,054	2,885,000	100% of Appraised Value (Gem Real Estate Group, Inc. 4/12/2004)
Machinery & Equipment	2,005,266	142,375	50% of Forced Liquidation Value (Best Appraisals Inc. 8/28/2001)
Tooling	3,455,460	172,773	5% Scrap Value
Other Fixed Assets	1,434,145	143,415	10% Salvage Value (Primarily computer equipment + displays)

Total Gross Property, Plant and Equipment	10,051,925
Less accumulated depreciation	(7,566,796)

Net Property, Plant and Equipment	2,485,129

Accounts Receivable — Long Term, net	59,409	—	Assumed uncollectible
Other long term assets	2,253	—	No value

Total other assets	61,662

Total assets	$5,476,738	$5,283,220

Liabilities and Shareholders’ Equity
Accounts Payable	$1,358,819	(1,358,819)
Revolving Loan Payable	250,592	(250,592)
Current Portion of Long Term Debt	100,596	(100,596)
Customer Advances	77,252	(77,252)
Compensation and Related	213,798	(213,798)
Sales Tax Payable	49,883	(49,883)
Accrued Recourse Liability	241,481	(241,481)
Accrued Expenses	256,085	(256,085)
Other	56,368	(56,368)

Total current liabilities	$2,604,874

Mortgage Loan	1,801,962	(1,801,962)

Total stockholder’s equity	1,069,901

Total liabilities and stockholder’s equity	$5,476,738	($4,406,837)

Shopsmith Inc. Gross Liquidation Value		$5,283,220
Less: Liquidation Expenses (10% of Value)		(528,322)

Net Amount Disbributable to Creditors		$4,754,898

Secured Creditor Amounts at 7/1/2005 (1)		(2,153,150)
Unsecured Creditor Amounts at 7/1/2005 (2)		(2,253,686)

Remaining Value for Shareholders		$348,061
Share Outstanding		2,605,233
Liquidation Value per Share		$0.13

[1]	Includes revolving loan payable, current portion of long term debt and mortgage loan.

[2]	Includes accounts payable, customer advances, compensation and related, sales tax payable, accrued recourse liability, accrued expenses and other liabilities.

Shopsmith, Inc.
Presentation to the Board of Directors

Section 5: Stock Price/Volume Analysis

Shopsmith, Inc.
Recent Trading Analysis

Shopsmith, Inc.
Presentation to the Board of Directors

Section 6: Comparable Company Analysis

Shopsmith, Inc.
Comparable Company Analysis
Trading Multiples ($ In Millions)

							Price/
			TEV/LTM	TEV/LTM	TEV/LTM	Price/	Tangible Book
Company Name	Market Cap	TEV (1)	Total Rev	EBITDA	EBIT	Earnings	Value
Black & Decker Corp. (NYSE:BDK)	7,365.1	8,234.8	1.4x	9.9x	12.0x	14.7x	22.8x
Cooper Industries Ltd. (NYSE:CBE)	6,081.6	6,901.0	1.5x	11.0x	13.5x	17.7x	27.6x
Fortune Brands Inc. (NYSE:FO)	13,763.6	15,992.0	2.2x	11.4x	13.4x	17.8x	n.m.
Makita Corp. (NasdaqNM:MKTA.Y)	2,856.9	2,137.8	1.2x	7.0x	8.3x	14.9x	1.5x
Richelieu Hardware Ltd. (TSX:RCH)	441.5	442.4	1.6x	11.8x	12.8x	19.6x	5.0x
Ryobi Ltd. (TSE:5851)	720.1	1,310.2	0.9x	9.4x	13.9x	14.9x	1.6x
Snap-on Inc. (NYSE:SNA)	2,008.9	2,194.6	0.9x	9.6x	12.7x	23.3x	3.7x
Stanley Works (NYSE:SWK)	4,236.5	4,613.2	1.5x	9.0x	11.0x	17.2x	14.1x
WMH Walter Meier Holding AG (SWX:WMHN)	295.6	332.4	0.6x	11.5x	n.m.	NM	5.7x

High			2.25x	11.84x	13.86x	23.28x	27.64x
Low			0.61x	7.00x	8.30x	14.73x	1.45x
Mean			1.32x	10.06x	12.20x	17.51x	10.25x
Median			1.41x	9.90x	12.76x	17.47x	5.35x

IMPUTED VALUES ($ in thousands):	Revenue	EBITDA	EBIT

Comparable Group Median	1.41x	9.90x	12.76x
Shopsmith Figure (LTM 7/1/2005)	$13,175	($477)	($600)

Total Consideration	18,626	NM	NM
<Less>: Funded Debt (as of 7/1/2005)	(2,153)	(2,153)	(2,153)

Equity Value	$16,473	NM	NM
Shares Outstanding	2,605,233	2,605,233	2,605,233

Implied Equity Value per Share	$6.32	NM	NM

(1) Enterprise value (TEV) equals Market Cap+Net Debt+Minority Interest+Preferred Stock

Shopsmith, Inc.
Comparable Company Analysis
($ In Millions, Except Per Share Data)

							Preferred
							Stock/
		Stock	Stock Price	Shares			Minority	Enterprise		LTM	LTM	LTM	LTM
Company Name	Exchange/ Ticker	Price	Date	Outstanding	Market Cap	Net Debt	Interest	Value (1)	LTM as of	Revenue	EBITDA	EBIT	EPS
Black & Decker Corp. (NYSE:BDK)	NYSE:BDK	$92.04	7/18/2005	80.0	7,365.1	869.7	—	8,234.8	4/3/2005	5,824.8	831.9	685.8	$6.25
Cooper Industries Ltd. (NYSE:CBE)	NYSE:CBE	$65.50	7/18/2005	92.8	6,081.6	819.4	—	6,901.0	3/31/2005	4,543.1	629.6	512.1	$3.69
Fortune Brands Inc. (NYSE:FO)	NYSE:FO	$94.63	7/18/2005	145.4	13,763.6	1,848.7	379.7	15,992.0	3/31/2005	7,120.1	1,406.1	1,189.5	$5.33
Makita Corp. (NasdaqNM:MKTA.Y)	NasdaqNM:MKTA.Y	$19.87	7/18/2005	143.8	2,856.9	(734.8)	12.5	2,137.8	3/31/2005	1,742.5	305.6	257.4	$1.33
Richelieu Hardware Ltd. (TSX:RCH)	TSX:RCH	$19.02	7/18/2005	23.2	441.5	(0.5)	1.4	442.4	5/31/2005	281.7	37.4	34.6	$0.97
Ryobi Ltd. (TSE:5851)	TSE:5851	$4.21	7/15/2005	171.2	720.1	582.8	7.2	1,310.2	9/30/2004	1,402.9	139.1	94.5	$0.28
Snap-on Inc. (NYSE:SNA)	NYSE:SNA	$34.76	7/18/2005	57.8	2,008.9	185.7	—	2,194.6	4/2/2005	2,403.7	229.2	172.5	$1.49
Stanley Works (NYSE:SWK)	NYSE:SWK	$51.17	7/18/2005	82.8	4,236.5	376.7	—	4,613.2	4/2/2005	3,114.9	514.5	420.5	$2.97
WMH Walter Meier Holding AG (SWX:WMHN)	SWX:WMHN	$62.06	7/15/2005	4.8	295.6	19.2	17.6	332.4	12/31/2004	547.1	29.0	0.4	$(3.31)

Shopsmith Inc. (OTCBB:SHPS)	OTCBB:SHPS	$0.25	7/18/2005	2.6	0.7	2.5	—	3.2	4/2/2005	13.4	(0.6)	(0.8)	$(0.30)

(1) Enterprise value equals Market Cap+Net Debt+Minority Interest+Preferred Stock

Shopsmith, Inc.
Comparable Company Analysis
Operating Statistics

		LTM		LTM Net		1 Yr		1 Yr Net	Total	Total	Est. LT
	LTM Gross	EBITDA	LTM EBIT	Income	1 Yr Total	EBITDA	1 Yr EBIT	Income	Debt/Total	Debt/LTM	Growth
Company Name	Margin	Margin	Margin	Margin	Rev Growth	Growth	Growth	Growth	Capital	EBITDA	Rate	5-yr Beta
Black & Decker Corp. (NYSE:BDK)	36.02	14.28	11.77	8.89	25.63	32.24	38.35	54.10	44.24	1.4x	9.88	0.99
Cooper Industries Ltd. (NYSE:CBE)	30.33	13.86	11.27	7.70	8.99	17.00	22.51	106.55	36.44	2.1x	9.86	0.93
Fortune Brands Inc. (NYSE:FO)	42.35	19.75	16.71	11.19	14.47	14.49	16.40	28.64	35.33	1.4x	13.33	0.46
Makita Corp. (NasdaqNM:MKTA.Y)	41.81	17.54	14.77	11.37	5.77	21.70	43.15	187.82	3.97	0.3x	NA	0.66
Richelieu Hardware Ltd. (TSX:RCH)	13.26	13.26	12.27	8.03	16.31	12.89	12.81	16.35	3.48	0.1x	NA	(0.27)
Ryobi Ltd. (TSE:5851)	20.57	9.92	6.74	3.46	0.47	3.97	11.52	(59.54)	61.16	5.3x	NA	0.37
Snap-on Inc. (NYSE:SNA)	45.62	9.54	7.18	3.62	4.70	17.66	32.39	24.14	23.53	1.4x	10.67	1.20
Stanley Works (NYSE:SWK)	36.38	16.52	13.50	8.99	18.29	17.73	20.59	15.61	35.16	1.3x	12.00	0.87
WMH Walter Meier Holding AG (SWX:WMHN)	25.89	5.30	0.07	(1.29)	2.11	26.26	(93.83)	NM	35.49	1.8x	NA	0.92

High	45.62	19.75	16.71	11.37	25.63	32.24	43.15	187.82	61.16	5.3x	13.33	1.20
Low	13.26	5.30	0.07	(1.29)	0.47	3.97	(93.83)	(59.54)	3.48	0.1x	9.86	(0.27)
Mean	32.47	13.33	10.47	6.88	10.75	18.22	11.54	46.71	30.98	1.7x	11.15	0.68
Median	36.02	13.86	11.77	8.03	8.99	17.66	20.59	26.39	35.33	1.4x	10.67	0.87

Shopsmith Inc. (OTCBB:SHPS)	49.82	(4.80)	(5.98)	(5.77)	(3.14)	NM	NM	NM	64.90	NM	NA	(0.36)

Shopsmith, Inc.
Presentation to the Board of Directors

Section 7: Comparable Transaction Approach

Shopsmith, Inc.
Transaction Multiples
($’s in millions)

			Transaction		1 Day	TEV/LTM	TEV/LTM	TEV/LTM
Target	Acquirer	Announced Date	Amount (1)	TEV (2)	Premium (%)	Net Sales	EBITDA	EBIT
Concor Ltd. (JSE:CNC)	Wilson Bayly Holmes Ovcon Ltd. (JSE:WBO)	06/20/2005	46.0	18.9	(9.1)	0.08x	1.47x	n/a
VHQ Entertainment Inc.	VHQ Entertainment Inc.	03/03/2005	16.0	17.9	31.7	0.70x	2.65x	n/a
Invesprint Corp.	Metro Label Group Inc.	02/25/2005	12.0	11.4	245.7	0.73x	158.58x	n/a
York Group Ltd.	Plaspak Group Ltd. (ASX:PPK)	12/10/2004	13.9	13.9	n/a	0.49x	4.03x	5.13x
SDS Group Inc.	HSE Integrated Ltd. (CDNX:HSL)	11/25/2004	12.5	12.5	n/a	0.89x	7.81x	n/a
Proprietary Industries Inc. (TSX:PPI)	Northern Financial Corp. (TSX:NFC)	09/27/2004	40.5	22.2	30.9	1.08x	6.67x	n/a
Galaxy Balloons, Inc.	Boss Manufacturing Company Inc	07/30/2004	4.0	4.0	n/a	0.53x	6.00x	7.44x
Armour of America Incorporated	Arotech Corp. (NasdaqNM:ARTX)	07/15/2004	22.0	20.2	n/a	1.29x	2.75x	2.76x
Computer Science Innovations, Inc.	Essex Corp. (NasdaqNM:KEYW)	04/21/2004	8.1	6.4	n/a	0.85x	9.50x	10.37x
Epsilor Electronic Industries, Ltd.	Arotech Corp. (NasdaqNM:ARTX)	01/14/2004	10.2	10.0	n/a	1.98x	4.43x	4.72x
FAAC Inc.	Arotech Corp. (NasdaqNM:ARTX)	01/08/2004	14.9	14.9	n/a	1.51x	8.10x	8.96x
K2 Licensing & Promotions	K2 Inc. (NYSE:KTO)	11/26/2003	15.8	12.3	6.1	0.38x	47.36x	n/a
Tomark, Inc.	Collegiate Pacific Inc. (AMEX:BOO)	11/10/2003	5.2	4.9	n/a	0.53x	75.51x	n/a
International Consultants, Inc.	MTC Technologies Inc. (NasdaqNM:MTCT)	10/01/2003	7.3	7.3	n/a	0.31x	4.06x	4.12x
Engineered Environments Inc.	Engineered Support Systems Inc. (NasdaqNM:EASI)	09/24/2003	15.5	15.5	n/a	1.08x	4.70x	n/a
Clayborn Contracting Group Inc.	WPCS International Inc. (NasdaqSC:WPCS)	06/24/2003	1.8	1.4	n/a	0.23x	3.40x	5.14x
Industrial Fabrication & Repair Inc.	Industrial Holding Group, Inc.	05/27/2003	4.5	4.4	n/a	1.54x	31.30x	53.56x
CMT Medical Technologies Ltd. (ENXTPA:CMD)	Shamrock Holdings, Inc.	05/16/2003	6.0	6.0	5.0	0.31x	1.23x	1.30x
Southern Maryland Cable, Inc.	Argan Inc. (NasdaqNM:PFLW)	05/13/2003	5.0	4.8	n/a	0.50x	5.58x	13.13x
Wise Optical Vision Group, Inc.	OptiCare Health Systems Inc. (AMEX:OPT)	02/07/2003	20.9	19.1	n/a	0.29x	13.21x	n/a
Pennsylvania Crusher Corporation	K-Tron International Inc. (NasdaqNM:KTII)	01/06/2003	23.5	22.0	n/a	0.63x	4.46x	5.43x
Proyecciones y Ventas Organizadas, S.A. de C.V.	Provo International Inc. (OTCPK:FNTP)	12/23/2002	20.8	20.5	n/a	0.20x	19.63x	21.40x
P.W. Stephens Inc.	Home Solutions of America Inc. (AMEX:HOM)	11/21/2002	14.5	14.4	n/a	1.02x	8.35x	10.31x
L-3 Communications Westwood Corporation	L-3 Communications Holdings Inc. (NYSE:LLL)	08/09/2002	19.2	19.2	137.5	0.37x	7.75x	12.77x
AM Nex-Link Communications, Inc.	AM Communications Inc. (OTCPK:AMCM)	06/04/2002	4.0	3.6	n/a	0.96x	74.69x	83.82x
Terra-Mar Inc.	U.S. Laboratories Inc.	05/01/2002	9.2	9.0	n/a	0.55x	4.91x	6.52x
Intelligent Controls, Inc	Franklin Electric Co. Inc. (NasdaqNM:FELE)	04/25/2002	18.7	13.4	163.3	1.34x	133.86x	n/a
American Machine & Tool Company Inc.	Gorman-Rupp Co. (AMEX:GRC)	02/27/2002	15.9	11.1	n/a	0.75x	9.95x	12.55x
Jones Chromatography Limited	Argonaut Technologies Inc. (OTCPK:AGNT)	02/11/2002	18.1	17.9	n/a	3.36x	31.03x	37.57x
E.mergent Incorporated	ClearOne Communications Inc. (OTCPK:CLRO)	01/21/2002	22.6	22.4	13.2	0.97x	13.50x	21.24x
Colvico Inc.	Energy Flow Management Incorporated	01/15/2002	4.0	4.0	n/a	0.25x	4.21x	6.25x
Delphax Systems	Delphax Technologies Inc. (NasdaqNM:DLPX)	12/03/2001	14.0	13.8	n/a	0.35x	5.62x	65.37x
Analex Corp, prior to being acquired by Hadron, Inc.	Analex Corp. (AMEX:NLX)	11/01/2001	23.4	23.4	n/a	0.74x	17.78x	18.10x
Water Science Technologies Inc.	Aquacell Technologies Inc. (AMEX:AQA)	10/29/2001	0.7	0.7	n/a	0.59x	21.15x	28.20x
Aplicaciones Tecnicas de la Energia S.A.	AstroPower Inc. (OTCPK:APWR.Q)	07/31/2001	23.7	23.5	n/a	1.70x	14.16x	15.35x
General Precision, Inc.	Brooks Automation Inc. (NasdaqNM:BRKS)	07/25/2001	28.3	21.7	n/a	1.08x	4.02x	4.24x
North Central Plastics Inc.	Waters Instruments Inc. (NasdaqSC:WTRS)	07/09/2001	10.2	10.2	n/a	1.17x	16.80x	133.59x
Columbus Jack Corp	Quality Products Inc. (OTCPK:QPDC)	05/11/2001	2.8	2.7	n/a	0.46x	10.33x	28.19x
Point to Point Network Services Inc.	Home Solutions of America Inc. (AMEX:HOM)	04/30/2001	4.6	4.2	n/a	0.25x	22.84x	83.29x
Exigent International	Harris Corp. (NYSE:HRS)	04/03/2001	23.9	23.9	83.2	0.63x	9.69x	n/a
Dorsey Trailers, Inc. (OTCPK:DSYT)	Equity Partners of Maryland	03/22/2001	4.0	4.0	n/a	0.03x	1.75x	8.97x
NorthStar Drilling Systems Inc (Canada)	NQL Energy Services Inc. (TSX:NQL)	03/03/2001	22.2	22.1	29.2	1.77x	30.71x	n/a
ADS The Power Resource, Inc.	Magnetek Inc. (NYSE:MAG)	03/02/2001	15.8	14.9	n/a	0.96x	4.72x	4.91x

Shopsmith, Inc.
Transaction Multiples
($’s in millions)

			Transaction		1 Day	TEV/LTM	TEV/LTM	TEV/LTM
Target	Acquirer	Announced Date	Amount (1)	TEV (2)	Premium (%)	Net Sales	EBITDA	EBIT
Xenometrix, Inc.	Discovery Partners International Inc. (NasdaqNM:DPII)	02/27/2001	2.1	1.8	55.1	1.25x	3.99x	13.23x
TCI International, Inc.	Dielectric Communications	01/26/2001	39.0	22.7	12.5	0.74x	15.02x	26.59x
PRI Medical Technologies, Inc.	Emergent Group Inc. (OTCBB:EMGP)	01/24/2001	11.8	11.8	(26.0)	1.05x	4.82x	26.58x
Avantron Technologies Inc.	Sunrise Telecom Inc. (NasdaqNM:SRTI)	01/08/2001	12.0	12.0	n/a	2.72x	11.21x	12.60x
Young & Associates, Inc.	o2wireless Solutions, Inc	01/03/2001	12.4	11.6	n/a	1.20x	4.96x	5.08x
Adaptive Optics Associates, Inc.	Metrologic Instruments Inc. (NasdaqNM:MTLG)	12/22/2000	19.2	19.2	n/a	0.89x	5.99x	8.31x
VideoLearning Systems Inc.	LearnCom Inc (OTCPK:LRCM)	11/15/2000	1.0	0.8	n/a	0.29x	5.63x	6.33x
J-Tec Inc.	Magnetek Inc. (NYSE:MAG)	11/01/2000	24.0	21.7	n/a	0.89x	4.89x	5.28x
Mack Valves Pty Ltd	Balkore Industries Inc. (OTCPK:BLKO)	10/24/2000	3.7	3.6	n/a	0.86x	12.02x	18.27x
Continental Instruments LLC	Napco Security Systems Inc. (NasdaqNM:NSSC)	07/27/2000	7.5	7.2	n/a	1.38x	4.18x	4.46x
Computer Equity Corp.	Applied Digital Solutions Inc. (NasdaqSC:ADSX)	06/30/2000	23.2	14.8	n/a	0.54x	14.35x	26.22x
CANISCO SERVICES L L C	Kenny Industrial Services LLC	06/28/2000	21.5	20.2	n/a	0.30x	7.59x	19.12x
Greenwald Industries Inc.	Eastern Co. (AMEX:EML)	06/20/2000	22.5	22.5	n/a	1.28x	8.41x	9.82x
Connectria Corp.	MDSI Mobile Data Solutions Inc. (NasdaqNM:MDSI)	05/09/2000	18.2	18.0	n/a	2.93x	133.69x	n/a
Carl F. Booth & Co. LLC	Decrane Aircraft Holdings Inc.	04/24/2000	19.5	16.7	n/a	1.11x	4.14x	4.48x
A-OK Controls Engineering, Inc.	Sandston Corp. (OTCBB:SDON)	04/13/2000	6.6	5.8	n/a	0.55x	12.14x	49.23x
Fabrica International Inc.	Dixie Group Inc. (NasdaqNM:DXYN)	03/28/2000	19.8	21.8	n/a	0.45x	4.89x	5.71x
Switchboard Apparatus Inc.	Electric City Corp. (AMEX:ELC)	03/24/2000	2.7	2.4	n/a	0.66x	13.62x	29.01x
EFI Electronics Corp.	Square D Company	03/20/2000	12.3	12.3	60.0	1.03x	16.74x	n/a
Samuel Bingham Co.	Reinhold Industries Inc. (NasdaqNM:RNHD.A)	03/09/2000	20.3	20.1	n/a	0.82x	7.51x	8.76x
Westland Control Systems Inc	Productivity Technologies Corp. (OTCBB:PRAC)	02/23/2000	6.5	5.2	n/a	0.82x	7.19x	7.30x
IMTEC, Inc.	Brady Corp. (NYSE:BRC)	02/11/2000	23.4	23.3	7.9	1.63x	10.23x	14.26x

High						3.36x	158.58x	133.59x
Low						0.03x	1.23x	1.30x
Mean					52.89	0.90x	18.21x	20.10x
Median					30.08	0.82x	7.81x	10.37x
IMPUTED VALUES ($ in thousands except per share data):

	Per Share	Enterprise Value
	1 Day Prem.	Revenue	EBITDA	EBIT
Comparable Group Median	30.08%	0.82x	7.81x	10.37x
Shopsmith Figure (LTM 7/1/2005)[3]	$0.25	$13,175	($477)	($600)
Total Consideration	n/a	10,751	n/a	n/a
<Less>: Funded Debt (as of 7/1/2005)	n/a	(2,153)	(2,153)	(2,153)
Equity Value	n/a	$8,598	n/a	n/a
Shares Outstanding	n/a	2,605,233	2,605,233	2,605,233
Implied Equity Value per Share	$0.33	$3.30	n/a	n/a
Source: Mergerstat, CapitalIQ

(1) Transaction Amount equals total consideration to shareholders plus net assumed liabilities and cash and short term investments.

(2) (TEV) Total Enterprise Value equals transaction amount divided by percentage acquired less cash and short term investments.

(3) Stock price as of July 18, 2005

Shopsmith, Inc.
Presentation to the Board of Directors

Section 8: Shareholder Profile Summary

Shopsmith, Inc.
Shareholder Profile Summary

			POST-OPTION
		PRE-OPTION CONVERSION	CONVERSION
	SHARES HELD	PERCENTAGE OF SHARES	PERCENTAGE OF SHARES
	Estimated as of 7/1/2005	OUTSTANDING	OUTSTANDING
Summary of Shareholdings
Institutional Holders	0	0.00%	0.00%
5% Holders	0	0.00%	0.00%
Insider	1,100,865	42.26%	36.86%
Public and Other	1,504,368	57.74%	50.38%

Total Common Shares ( w/out Options)	2,605,233	100.00%	87.24%

Summary of Options
All Directors And Officers	381,000		12.76%

Total Options	381,000		12.76%

Total Common Shares (Fully Diluted w/options)	2,986,233		100.00%

*Information sourced from Capital IQ and Company filings